COMMENTS RECEIVED ON 12/10/2025

FROM KIM McMANUS

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Flex International Index Fund

POST-EFFECTIVE AMENDMENT NO. 605

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Fidelity Global ex U.S. IndexSM is a float-adjusted market capitalization-weighted index designed to reflect the performance of stocks of non-U.S. large- and mid-capitalization companies.

The Fidelity Global ex U.S. IndexSM was created by FPS using a rules-based proprietary index methodology that includes all non-U.S. large- and mid-capitalization stocks meeting certain market capitalization, liquidity, and investability requirements. The index is rebalanced annually, with a provision to make adjustments for certain corporate actions on a quarterly basis. FPS is the index provider. FPS is an affiliated person of the Adviser.”

C:

The Staff requests we expand the principal investment strategies discussion to describe the liquidity and investability requirements that are part of the index methodology.

R:

Fidelity’s rules‐based proprietary index methodology for the fund is described in plain

English in the “Fund Basics” section under “Principal Investment Strategies.” In addition, the

“Appendix” section of the fund’s prospectus notes that “[a]dditional information regarding the index or indices is available on i.fidelity.com/indices.” This website contains the complete index methodology. Accordingly, we do not believe additional disclosure is needed.